

03053623



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SEC FILE NUMBER
8- 53430

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
~~PART III~~

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING April 1, 2002 (MM/DD/YY) AND ENDING March 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Sky Capital LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

110 Wall Street
(No. and Street)

New York	NY	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Gerstein (212) 709-1906
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eisner LLP
(Name — *if individual, state last, first, middle name*)

750 Third Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert Gerstein, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sky Capital LLC, as of March 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

BARRY M. FERRARI
NOTARY PUBLIC, State of New York
No. 01FE5070335
Qualified in Orange County
Commission Expires December 9, 2006

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Operations.
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Member's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SKY CAPITAL LLC
(wholly owned subsidiary of Sky Capital Holdings Ltd.)

FINANCIAL STATEMENTS

MARCH 31, 2003

(with supplementary information)

Eisner

Eisner LLP
Accountants and Advisors

750 Third Avenue
New York, NY 10017-2703
Tel 212.949.8700 Fax 212.891.4100
www.eisnerllp.com

INDEPENDENT AUDITORS' REPORT

To The Member
Sky Capital LLC
New York, New York

We have audited the accompanying statement of financial condition of Sky Capital LLC (the "Company") (a wholly owned subsidiary of Sky Capital Holdings Ltd.) as of March 31, 2003, and the related statements of operations, changes in member's capital and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2003, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Eisner LLP

New York, New York
May 8, 2003

SKY CAPITAL LLC
(a wholly owned subsidiary of Sky Capital Holdings Ltd.)

Statement of Financial Condition
March 31, 2003

ASSETS	
Cash	$ 28,000
Due from clearing broker	1,171,000
Securities owned, at market value	430,000
Due from Sky Capital Limited	100,000
Fixed assets, net	1,526,000
Other assets	656,000
	$ 3,911,000
LIABILITIES	
Securities sold, but not yet purchased, at market value	$ 208,000
Due to Sky Venture Capital Inc.	38,000
Accounts payable and accrued expenses	1,000,000
Deferred rent	62,000
	1,308,000
Commitments	
MEMBER'S CAPITAL	2,603,000
	$ 3,911,000

See notes to financial statements

SKY CAPITAL LLC
(a wholly owned subsidiary of Sky Capital Holdings Ltd.)

Statement of Operations
For the Year Ended March 31, 2003

Income:	
Revenue:	
Commission	$ 2,043,000
Net realized and unrealized gain on marketable securities	1,260,000
Interest income	12,000
Private placement income	1,673,000
Other income	561,000
	5,549,000
Expenses:	
Compensation and benefits (including $429,000 of stock-based compensation)	5,277,000
Regulatory and registration fees	51,000
Clearing fees	351,000
Communications and market data	709,000
Professional fees	867,000
Occupancy	304,000
Depreciation and amortization	162,000
Insurance	163,000
Travel and entertainment	137,000
Office expenses	194,000
Other operating expenses	383,000
	8,598,000
Net loss	$ (3,049,000)

SKY CAPITAL LLC
(a wholly owned subsidiary of Sky Capital Holdings Ltd.)

Statement of Changes in Member's Capital
For the Year Ended March 31, 2003

Balance - March 31, 2002	$ 1,892,000
Capital contributions	2,325,000
Contribution of fixed assets at historical carrying amount	712,000
Expenses paid by Sky Capital Ventures, Ltd.	69,000
Payment made by Sky Capital Holdings Ltd. on our behalf	225,000
Allocated compensation charge in connection with grant of options to employees	429,000
Net loss	(3,049,000)
Balance - March 31, 2003	$ 2,603,000

See notes to financial statements

SKY CAPITAL LLC
(a wholly owned subsidiary of Sky Capital Holdings Ltd.)

Statement of Cash Flows
For the Year Ended March 31, 2003

Cash flows from operating activities:	
Net loss	$ (3,049,000)
Depreciation and amortization	162,000
Expenses paid by Sky Capital Ventures, Ltd. and contributed to member's capital	69,000
Allocated compensation charge in connection with grant of options and treated as a contribution to member's capital	429,000
Adjustments to reconcile net loss to net cash used in operating activities:	
Changes in:	
Due from clearing broker	(1,171,000)
Securities owned	(430,000)
Securities sold, but not yet purchased	208,000
Other assets	(645,000)
Due to Sky Venture Capital Inc.	38,000
Accounts payable and accrued expenses	883,000
Deferred rent	62,000
Net cash used in operating activities	(3,444,000)
Cash flows from investing activities:	
Additions to fixed assets	(976,000)
Advance to Sky Capital Limited	(100,000)
Net cash used in investing activities	(1,076,000)
Cash flows from financing activities:	
Capital contributions	2,325,000
Payment made by Sky Capital Holdings Ltd.	225,000
Net cash provided by financing activities	2,550,000
Decrease in cash	(1,970,000)
Cash - March 31, 2002	1,998,000
Cash - March 31, 2003	$ 28,000
Supplemental disclosures of cash flow information:	
Contribution of certain fixed assets at historical carrying amount by Sky Capital Ventures, Ltd.	$ 712,000

See notes to financial statements

SKY CAPITAL LLC
(a wholly owned subsidiary of Sky Capital Holdings Ltd.)

Notes to Financial Statements
March 31, 2003

NOTE A - ORGANIZATION AND DESCRIPTION OF BUSINESS

Sky Capital LLC (the "Company") was organized as a New York limited liability company on June 7, 2001. The Company obtained broker-dealer approval from the Securities and Exchange Commission ("SEC") and the National Association of Securities Dealers ("NASD") on May 13, 2002. The Company was in the development stage through May 13, 2002. The Company is an introducing broker and is also engaged in proprietary trading and investment activities.

Through April 18, 2002, the Company was a wholly owned subsidiary of Sky Capital Ventures, Ltd. ("Ventures"). On April 18, 2002 Ventures transferred its membership interest in the Company to Sky Capital Holdings Ltd. ("Holdings") (formerly known as SkyToo Ltd.), a wholly owned subsidiary of Ventures.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Cash:

The Company maintains its cash in deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash.

[2] Estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

[3] Revenue recognition:

Consulting and private placement fees are recorded when earned. The Company may receive payment of fees in the form of securities. These securities are valued at market or measured at their estimated fair value on the date they are earned. Security transactions are recorded on a trade date basis.

Commission income is recognized on a trade date basis.

Dividend income is recognized on the ex-dividend date and interest income is recorded when earned.

[4] Valuation of securities:

Unrealized gains and losses on securities held by the Company are recognized as gain or loss in the statement of operations. Securities owned, which are listed on a national securities exchange, are valued at their last reported sales price. Securities owned which trade over-the-counter are valued at the "bid" price. Securities sold, but not yet purchased have been recorded at their last reported sales price.

The values of securities owned by the Company can change substantially because of volatility in the price of each security, changes in the business prospects of the issuer of the securities, specific events influencing the operations of the issuer of the securities, and various other circumstances outside the security issuer's control. Accordingly, the value of the securities could decline so that a loss would be required to be recognized for the total carrying amount of such securities.

SKY CAPITAL LLC
(a wholly owned subsidiary of Sky Capital Holdings Ltd.)

Notes to Financial Statements
March 31, 2003

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

[5] Fixed assets:

Furniture, fixtures, and computer equipment are recorded at cost (which may represent carryover basis) less accumulated depreciation. Depreciation is provided using the straight-line method over the estimated useful lives of the assets which range from five to seven years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

[6] Deferred rent:

The Company leases office space under a lease that provides for a free rent period and rent increases over the term of the lease. The Company records rent expense on a straight-line basis. The difference between cash paid and rent expense is recorded as deferred rent.

NOTE C - FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

At March 31, 2003, furniture, equipment and leasehold improvements were comprised of the following:

Computer equipment	$ 684,000
Furniture and fixtures	486,000
Leasehold improvements	518,000
	1,688,000
Less accumulated depreciation and amortization	162,000
	$ 1,526,000

Depreciation and amortization expense for the year ended March 31, 2003 was $162,000.

NOTE D - RELATED PARTY TRANSACTIONS

On April 18, 2002, Ventures assigned a lease to the Company for certain office space in New York.

On March 31, 2003, the amount due from Sky Capital Limited (a wholly owned subsidiary of Holdings), is unsecured and non-interest bearing.

During the year ended March 31, 2003, the Company received private placement fees of $1,515,000 from Sky Venture Capital Inc. and $158,000 from Holdings.

NOTE E - MEMBER'S CAPITAL

[1] Cash contributions:

Holdings contributed $2,325,000 during the year to the Company as member's capital.

NOTE E - MEMBER'S CAPITAL (CONTINUED)

[2] Non-cash transactions:

During the year ended March 31, 2003, Ventures paid approximately $69,000 of expenses on behalf of the Company and contributed them as member's capital.

In addition, the Company was allocated $429,000 representing its share of compensation expense relating to employee options granted by Holdings to the employees of the Company, which is being treated as a contribution to member's capital.

Effective April 18, 2002, Ventures contributed to the Company fixed assets with a net book value of $712,000.

[3] Agreement with the Thornwater Company, L.P. ("Thornwater"):

In March 2003, the Company and Holdings entered into an agreement with Thornwater, whereby Holdings agreed to issue 1,500,000 shares of common stock of Holdings and a $250,000 payment in consideration of hiring registered brokers currently employed by Thornwater. During the year ended March 31, 2003, Holdings paid $225,000 to Thornwater on behalf of the Company. The payment has been treated as a capital contribution and is included in other assets. The agreement is subject to NASD approval and five days' notice of termination by either party. Such approval has been denied and Thornwater has appealed the denial. In addition, Holdings has reserved an additional 3,000,000 shares of its common stock to be issued to such registered brokers when such agreement is approved. The Company will record a charge to operations equal to the fair value of such shares when issued and for any shares issued in connection with this transaction.

The ultimate resolution of this matter and any potential additional liabilities relating to this transaction are not presently determinable.

[4] Other:

On March 24, 2003, certain employees of the Company have been granted an aggregate of 100,000 shares of restricted common stock and 400,000 options to purchase common shares of an affiliated company, Sky Venture Capital, Inc. ("SVC"). The Company will record a capital contribution and a corresponding charge to operations when such stock based compensation vests at the then fair value.

NOTE F - INCOME TAXES

The Company is a disregarded entity for income tax purposes. The Company's income or loss will be reported by and in combination with the income or loss of Holdings.

NOTE G - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 times net capital. At March 31, 2003, the Company had net capital of approximately $524,000 which was approximately $386,000 in excess of its required net capital. The Company's aggregate indebtedness to net capital ratio was 2.10 to 1.

SKY CAPITAL LLC
(a wholly owned subsidiary of Sky Capital Holdings Ltd.)

Notes to Financial Statements
March 31, 2003

NOTE H - COMMITMENTS

[1] Letter of credit:

Holdings has issued a letter of credit in the amount of $100,000 to secure future rent payments under the Company's lease agreement. The letter of credit is collateralized by a certificate of deposit of Holdings.

[2] Leases:

The Company is obligated for annual minimum rentals under non-cancelable leases for office space as follows:

Year Ending March 31,	
2004	$ 315,000
2005	361,000
2006	398,000
2007	398,000
2008	398,000
Thereafter	1,604,000
	$ 3,474,000

Certain agreements are subject to periodic escalation provisions for real estate taxes and other charges.

Rent expense was approximately $304,000 (including deferred rent credit of $62,000) for the year ended March 31, 2003.

NOTE I - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

The Company has sold securities that it currently does not own and will therefore be obligated to purchase such securities at a future date. The obligation has been recorded at the market value of the related securities at March 31, 2003. An increase in the market price of the securities subsequent to March 31, 2003 will result in recording a loss.

As the Company is a non-clearing broker, it has its securities and its customers' transactions cleared through another broker/dealer pursuant to a clearing agreement. Substantially all of the security positions are held with the clearing broker. Recognizing the concentration of credit risk this implies, the Company utilizes a clearing broker that is a member of major securities exchanges. Although the Company clears its customer transactions through its clearing broker, nonperformance by its customers in fulfilling their contractual obligations pursuant to securities transactions may expose the Company to risk and potential loss.

NOTE J - 401(K) SAVINGS PLAN

The Company maintains a 401(k) savings plan (the "plan"). Full time employees who have competed 3 months of service and have attained 21 years of age are eligible to participate. Participants may defer a percentage of their salary, subject to Internal Revenue Service limits. The Company, at its discretion, may make contributions to the Plan.

NOTE K - SUBSEQUENT EVENTS

Holdings contributed capital of $250,000 on April 4, 2003, $100,000 on April 15, 2003 and $500,000 on April 29, 2003.

Supplementary Information

SKY CAPITAL LLC
(a wholly owned subsidiary of Sky Capital Holdings Ltd.)

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
March 31, 2003

Total ownership equity	$ 2,603,000
Deductions and/or charges:	
Nonallowable assets:	
Furniture, equipment and leasehold improvements, net of accumulated depreciation and amortization	1,526,000
Due from Sky Capital Limited	100,000
Other non-allowable assets	404,000
Total deductions and/or charges	2,030,000
Net capital before haircuts on securities positions	573,000
Haircuts on securities positions	49,000
Net capital	$ 524,000
Computation of basic net capital requirements:	
Minimum net capital required: 12 ½% of $1,100,000	$ 138,000
Minimum dollar net capital requirement of reporting broker-dealer	$ 100,000
Net capital requirement	$ 138,000
Excess net capital	$ 386,000
Computation of aggregate indebtedness:	
Due to Sky Venture Capital Inc.	$ 38,000
Accounts payable and accrued expenses	1,000,000
Deferred rent	62,000
	$ 1,100,000
Percentage of aggregate indebtedness to net capital	2.10%
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of March 31, 2003):	
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 586,000
Adjustment for deferred rent	(62,000)
Net capital per above	$ 524,000
Reconciliation of the net loss per statement of operations to that reported as part of quarterly FOCUS filings:	
Net loss	$ (3,049,000)
Differences due to operations prior to registration of Company as a broker-dealer	118,000
Adjustment for deferred rent	62,000
Net loss per FOCUS filings	$ (2,869,000)

See notes to consolidated financial statements

Eisner

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5

To the Member
Sky Capital LLC
New York, New York

In planning and performing our audit of the financial statements and supplemental schedule of Sky Capital LLC (the "Company") for the year ended March 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c 3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons,
2. Recordation of differences required by Rule 17a-13, or
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Eisner

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Eisner LLP

New York, New York
May 8, 2003